December 8, 2016
Via EDGAR and Federal Express

Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Glowpoint, Inc. (“Glowpoint” or the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 17, 2016
File No. 001-35376

Dear Mr. Spirgel:
The Company is in receipt of the comment letter dated November 29, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced annual report on Form 10-K (the “Annual Report”).
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.
Responses to SEC Comments
Annual Report filed on Form 10-K
Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 17

1.
We note your disclosure that 24% of the decrease of revenue in video collaboration services is attributed to net attrition of customers and “other factors.” In your future filings, please disclose the other factors that lead to material decreases in revenue.

Response: In future filings the Company will disclose the other factors that lead to material decreases in revenue. For example, the disclosure in the Company’s Annual Report noted above would be revised to state: “and (iii) approximately 24% of the $4,569,000 decrease is primarily due to net attrition of customers and lower revenue for current customers.”

Mr. Larry Spirgel
December 2, 2016

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 13

2.
You state that Messrs. Holst and Clark are entitled to equity compensation based on the achievement of the Company’s financial targets over a period of three-years. In future filings, please discuss within this section the quantitative/objective performance targets and threshold levels that the compensation committee has set for this compensation.

Response: In future filings the Company will discuss within the Executive Compensation section the quantitative/objective performance targets and threshold levels that the compensation committee has set for Messrs. Holst’s and Clark’s equity compensation.
We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 640-3822 or dclark@glowpoint.com.
Sincerely,

/s/ David Clark
David Clark
Chief Financial Officer

cc:    Kristin L. Lentz, Davis Graham & Stubbs LLP

Enclosure